UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders.

Mereo BioPharma Group plc (the “Company”) held a general meeting (the “General Meeting”) on February 1, 2021. There were approximately 342,851,308 ordinary shares entitled to vote at the General Meeting based on the number of issued ordinary shares outstanding as of January 30, 2021, of which approximately 99.8% were held in the name of Citibank, N.A., which issues Company-sponsored American Depositary Shares each of which, in turn, represents five ordinary shares. Of the ordinary shares entitled to vote, holders representing 229,573,628 shares, or approximately 67%, were present in person or by proxy at the General Meeting. The presence, in person or by proxy, of two or more members would constitute a quorum for the transaction of business at the General Meeting.

The matters set forth below were voted on at the General Meeting. Detailed descriptions of these matters and voting procedures applicable to these matters at the General Meeting are contained in the Company’s shareholder circular for the General Meeting a copy of which was published on January 14, 2021. All matters were approved by a show of hands in accordance with the Company’s Articles of Association. Set forth below are the total number of proxy votes received for and against each matter, as well as the total number of proxy abstentions (or votes withheld).

Resolution 1 – Authority to allot shares

Proposed as an ordinary resolution, the authority sought in respect of Resolution 1 would allow the Directors to allot new shares or grant rights to subscribe for, or convert other securities into, shares up to an aggregate maximum nominal amount of £1,540,760.28, representing 150% of the issued share capital of the Company, as at January 13, 2021, being the latest practicable date prior to publication of the shareholder circular for the General Meeting.

Proxy votes for 198,589,170        Proxy votes against 30,846,543        Proxy votes withheld 137,915

Resolution 2 – Disapplication of pre-emption rights

Proposed as a special resolution, Resolution 2 would allow the Directors to allot equity securities for cash pursuant to the authority given by Resolution 1 without first being required to offer them to existing ordinary shareholders. If approved, the resolution would authorize the Directors to allot ordinary shares, or grant rights to subscribe for, or convert securities into, ordinary shares up to an aggregate maximum nominal amount of £1,540,760.28 (which includes, for this purpose, the sale on a non-pre-emptive basis of any shares held in treasury), representing 150% of the issued share capital of the Company calculated as at January 13, 2021, the latest practicable date prior to the publication of the shareholder circular for the General Meeting, as if section 561(1) of the Companies Act 2006 did not apply to such allotment or grant or sale of treasury shares. If approved, the power would expire on June 30, 2023, unless renewed, varied or revoked by the Company prior to that date.

Proxy votes for 184,681,850         Proxy votes against 44,595,913        Proxy votes withheld 295,865

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2021

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel